002 The Putnam Fund for Growth and Income attachment
10/31/07 annual

Shareholder meeting
results (unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 	Votes against 	Abstentions
418,324,660 	16,066,691 	16,414,872

All tabulations are rounded to the nearest whole number.